TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 24)[1]

TRW INC.
(Name of Issuer)

TRW Common Stock
(Title of Class of Securities)

872649-10-8
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

     The TRW Employee Stock Ownership and Savings Plan (the "Plan")
     I.R.S. No. 13-6260058

(2) Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [ ]

(3) SEC USE ONLY

(4) Citizenship or Place of Organization

     The Plan was established by TRW Inc., an Ohio corporation, for the benefit of its employees and employees
     of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0	
	(6) Shared Voting Power	21,687,649	(See footnote (1) to Item 4.)
	(7) Sole Dispositive Power	0	
	(8) Shared Dispositive Power	21,687,649	(See footnote (2) to Item 4.)

 (9)   Aggregate Amount Beneficially Owned by Each Reporting Person   21,687,649

(10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)   Percent of Class Represented by Amount in Row (9)   17.1%

(12)   Type of Reporting Person   EP

Item 1(a)   **Name of Issuer:**
TRW Inc.

Item 1(b)   **Address of Issuer's Principal Executive Offices:**
1900 Richmond Road
Cleveland, Ohio 44124

Item 2(a)   **Name of Person Filing:**
The TRW Employee Stock Ownership and Savings Plan

Item 2(b)   **Address of Principal Business Office or, if None, Residence:**
1900 Richmond Road
Cleveland, Ohio 44124

Item 2(c)   **Citizenship:**
The Plan was established by TRW Inc., an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

Item 2(d)   **Title of Class of Securities:**
TRW Common Stock, $0.625 par value (hereinafter referred to as "TRW Common")

Item 2(e)   **CUSIP Number:**
872649-10-8

Item 3.   **If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [X] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership:

    (a)   Amount beneficially owned:

       21,687,649 as of December 31, 2001

    (b)   Percent of class:

       17.1% as of December 31, 2001

    (c)   Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote: 0

       (ii) Shared power to vote or to direct the vote:
        21,687,649 (1)

       (iii) Sole power to dispose or to direct the disposition of: 0

       (iv) Shared power to dispose or to direct the disposition of:
        21,687,649 (2)

---

(1)   Pursuant to the Plan, before each annual or special meeting of the shareholders of TRW Inc., each Plan participant with an account balance in the TRW Stock Fund (an investment fund within the Plan consisting solely of TRW Common) is sent a copy of the proxy solicitation material. In addition, each participant is sent forms for advising the three individual co-trustees for the TRW Stock Fund (the "Co-Trustees") how to vote the shares of TRW Common held for the participant's account. Upon receipt of instructions from each Plan participant, the Co-Trustees vote the shares as instructed. The Co-Trustees have the right to vote, at their discretion, the shares of TRW Common for which no voting instructions are received from participants. The Co-Trustees have the right to vote, at their discretion, or to grant discretionary voting authority to proxy holders with respect to, matters that are brought to a vote at an annual or special meeting of the shareholders of TRW Inc. which are not set forth on the voting instruction form sent to participants in advance of the meeting.

(2)   Pursuant to the Plan, participants may make contributions to one or more of twelve investment funds, including the TRW Stock Fund. Company contributions to the Plan are made exclusively to the TRW Stock Fund. Under certain circumstances, a participant may elect to withdraw the value of his or her account in the Plan, including that portion of his or her account in the TRW Stock Fund. Withdrawals from the TRW Stock Fund are currently paid in cash, unless the Plan participant elects to receive shares, in which case the withdrawal is paid in whole shares. Subject to restrictions with respect to Company contributions to the TRW Stock Fund, a participant may elect at any time to transfer funds from one investment fund under the Plan to another fund. Such elections might have the effect of requiring the Plan to dispose of shares and to use the proceeds therefrom to fund such transfer. In the case of a tender offer for TRW Common, the Co-Trustees will tender or not tender the shares held for participants' accounts in accordance with directions received from participants; provided, however that (i) the Co-Trustees will determine whether or not to tender shares for which no valid directions are received from Plan participants in their discretion; and (ii) directors and certain officers of TRW do not have the right to direct the Co-Trustees as to whether shares of TRW Common attributable to their accounts should be tendered.

Item 5.   **Ownership of Five Percent or Less of a Class:**
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person:**
The Plan is a combined profit-sharing and employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code. That part of the Plan comprised of a fund in which Company contributions are invested in TRW Common is an employee stock ownership plan ("ESOP"), while the remaining funds form a profit-sharing plan. All shares of TRW Common held by the Plan are held for the benefit of participants. Dividends paid in respect of shares held by the Plan are credited to the account of the participants except that dividends paid to the Plan on shares of TRW Common held by the ESOP are, at the Company's discretion, either used to repay any ESOP Loan (in which case participants' accounts will be credited with an equivalent amount of TRW Common) or reinvested in TRW Common Stock and credited to the account of participants in the ESOP (subject to the right of any participant to elect distribution of the dividend in cash in lieu of reinvestment)

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:**
Not applicable.

Item 8.   **Identification and Classification of Members of the Group:**
Not applicable.

Item 9.   **Notice of Dissolution of Group:**
Not applicable.

Item 10.   **Certifications:**
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002

THE TRW EMPLOYEE
STOCK OWNERSHIP AND
SAVINGS PLAN

By: Board of Administration

By: /s/ Ann E. Killian

Ann E. Killian
Member - Board of
Administration